

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 17, 2009

via U.S. mail and facsimile

Po Fong, Chief Financial Officer
Highway Holdings Limited
Suite 810, Level 8, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

> RE: **Highway Holdings Limited**
> **Form 20-F for the Fiscal Year Ended Mach 31, 2009**
> **Filed June 22, 2009**
> **File No. 0-28990**

Dear Mr. Fong:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief